UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 02, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

TNE comments on court's decision about tariffs

Rio de Janeiro, Brazil - July 01, 2004 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), the holding company of telecommunication services providers in the north, northeastern and eastern regions of Brazil, informs that in its opinion the High Court of Justice's (STJ) decision to apply the IGP-DI index to adjust telecommunication tariffs, as originally provided for in the concession agreements, strengthens both the regulatory framework and the image of Brazil among investors regarding contractual compliance. Additionally, this should contribute to the success of Public-Private Partnership (PPP) initiatives of the Brazilian Government.

Telemar reiterates its decision not to bill customers retroactively and will not implement any action on the decision items before fully reviewing the details. Only after the contents of the decision are fully known and the Company has contacted Anatel, will a final decision and timetable for implementation be released.

For more information, please contact:
TNE - INVESTOR RELATIONS
Email: invest@telemar.com.br

Roberto Terziani - 55 (21) 3131-1208 Carlos Lacerda - 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 Fax: 1-646-284-9494